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SE 16021153

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SEC Mail Processing Section MAY 26 2016 Washington DC 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-28663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2015 (MM/DD/YY) AND ENDING 03/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 27 2016 DIVISION OF TRADING & MARKETS

NAME OF BROKER-DEALER: Royce Fund Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Royce Fund Services, Inc.

(No. and Street)

New York	NY	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Palasits 212-508-4561

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

100 East Pratt Street	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aub

OATH OR AFFIRMATION

I, Steven Lipper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royce Fund Services, Inc., as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MARY LATORRE
Notary Public State of New York
No. 01LA6009751
Qualified in Bronx County
Commission Expires July 06, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Financial Condition
March 31, 2016

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-11
Supplemental Schedules	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	13

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Royce Fund Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Royce Fund Services, Inc. at March 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

May 23, 2016

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Financial Condition
March 31, 2016

ASSETS

Cash and cash equivalents	$	5,956,541
Receivables:		
Distribution fees		794,119
Other receivables		395,580
Deferred sales commissions		63,203
Deferred income taxes		41,541
Other assets		64,770
Total assets	$	7,315,754

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	17,323
Accrued distribution fees		1,959,072
Income Taxes Payable		70,735
Total liabilities		2,047,130
Commitments and contingencies (Note 4)		
Stockholder's equity:		
Common stock, $1 par value; 20,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		3,483,214
Retained Earnings		1,784,410
Total stockholder's equity		5,268,624
Total liabilities and stockholder's equity	$	7,315,754

The accompanying notes are an integral part of these financial statements

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Income
For the Year Ended March 31, 2016

Revenues:		
Distribution fees, net of waivers	$	17,706,760
Interest income		475
Total revenues		17,707,235
Expenses:		
Third party distribution fees and other direct costs		16,507,388
Amortization of deferred sales commission		245,160
Administrative fees and other expenses		410,695
Total expenses		17,163,243
Income before income tax		543,992
Income tax provision		189,964
Net Income	$	354,028

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2016

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at March 31, 2015	1,000	$ 1,000	$ 3,483,214	$ 1,430,382	$ 4,914,596
Capital withdrawal by Parent	-	-	-	-	-
Net Income	-	-	-	354,028	354,028
Balance at March 31, 2016	1,000	$ 1,000	$ 3,483,214	$ 1,784,410	$ 5,268,624

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Cash Flows
For the Year Ended March 31, 2016

Cash flows from operating activities:		
Net income	$	354,028
Non-cash items included in net income:		
Amortization of deferred sales commission		245,160
Deferred income taxes		6,434
Net changes in assets and liabilities:		
Distribution fees receivable		410,071
Other receivables		346,160
Income taxes payable		(22,662)
Other assets		27,383
Deferred sales commission		(190,170)
Accrued distribution fees		(1,071,310)
Accounts payable & Accrued expenses		(13,248)
Cash used by operating activities		91,846
Net increase in cash and cash equivalents		91,846
Cash and cash equivalents at the beginning of the year		5,864,695
Cash and equivalents at the end of the year	$	5,956,541

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

A. Organization

Royce Fund Services, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company, a wholly owned subsidiary of Royce & Associates, LP (the "Parent"), which is a subsidiary of Legg Mason, Inc. ("Legg Mason"), is the distributor of shares of The Royce Funds and The Royce Capital Funds, which are open-end registered investment companies with multiple portfolios (hereinafter referred to as the "Funds").

B. Operations

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing, servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

As compensation for its services, the Company is entitled to receive from the average net assets of the Consultant Classes of Royce Pennsylvania Mutual, Opportunity, Micro Cap, Total Return, Premier, Special Equity, Special Equity Multi Cap Heritage, Small Cap Value, Smaller Companies Growth, Global Value, International Premier and Dividend Value Funds, a monthly fee equal to 1% per annum of their respective fund assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Service Class of Royce Pennsylvania Mutual, Opportunity, MicroCap Opportunity, Micro-Cap, Total Return, Premier, Special Equity, Low-Priced Stock, Heritage, Small Cap Value, Smaller Companies Growth, Small Cap Leaders, Micro Cap Discovery, Dividend Value, Global Financial Services, Global Value, European Small Cap, International Small Cap, Partners, SMid-Cap Value, Global Dividend Value, International Micro Cap, International Premier and Special Equity Multi Cap Funds as well as Royce Capital Fund Micro-Cap and Small-Cap Portfolios. The Company is also entitled to receive 0.50% per annum of the respective average net assets of the R Class of Pennsylvania Mutual, Opportunity, Total Return, Premier, Low-Priced Stock, Heritage, Small Cap Value, Smaller Companies Growth, Small Cap Leaders, Global Value and International Premier funds. The Company is also entitled to receive a 0.25% per annum of the respective average net assets of the K Class of Royce Pennsylvania Mutual, Opportunity, Total Return, Premier, Low-Priced Stock, Heritage, Small Cap Value, Smaller Companies Growth, Small Cap Leaders, Global Value and International Premier Funds.

For the year ended March 31, 2016, the Company voluntarily waived (recaptured) fees from the following classes of shares:

Service Class

Royce Low-Priced Stock	$	85,711
Royce Smaller Companies Growth		93,232
Royce Heritage		178,713
Royce Small Cap Leaders		15,553
Royce Financial Services		10,795
Royce Dividend Value		(6,739)
Royce Special Equity Multi-Cap		29,372
Royce Global Value		3,382
Royce European Smaller Cap		4,203
Royce International Micro-Cap		6,188
Royce International Premier		7,250
Royce Capital Fund-Micro Cap		13,146
	$	440,806

Because the Company serves as distributor only for mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore, the Company's results from operations may not be indicative of the results of operations of a stand-alone company.

C. Fair Value of Financial Instruments

Accounting guidance for fair value measurements defines fair value and establishes a fair value hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1). Level 2 of the hierarchy applies to financial instruments for which prices are quoted for similar assets and liabilities in active markets and the lowest priority, level 3, applies to financial instruments for which the values are based on unobservable inputs. Other than cash equivalents, which are level 1 financial instruments, the Company has no other financial instruments recorded at fair value.

D. Cash and Cash Equivalents

Cash equivalents at March 31, 2016 are short-term, highly liquid investments that, when purchased, have an original maturity of 90 days or less. The carrying amount of cash equivalents approximates fair value. The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. The Company believes it has minimal credit risk with respect to those accounts.

E. Deferred Sales Commissions

Commissions paid to financial intermediaries in connection with sales of certain classes of Company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding one year, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as distribution and servicing revenue when received and a reduction of the unamortized balance of deferred sales commissions, with a corresponding expense. Management periodically tests the deferred sales commission asset for impairment by reviewing the changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. No impairment charge was recorded in the year ended March 31, 2016.

F. Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

G. Other

In May 2014, the FASB updated the guidance on revenue recognition. The updated guidance improves comparability and removes inconsistencies in revenue recognition practices across entities, industries, jurisdictions, and capital markets. In March 2016, the FASB further updated the revenue guidance on determining whether to report revenue on a gross versus net basis. The updated guidance clarifies how entities evaluate principal versus agent aspects of the revenue recognition guidance issued in May 2014. The evaluation will require entities to identify all goods or services to be provided to the customer, and determine whether they obtain control of the good or service before it is transferred to the customer, where control would suggest a principal relationship, which would be accounted for on a gross basis. These updates are effective for Legg Mason Investor Services in fiscal 2019. Legg Mason Investor Services is evaluating the impact of its adoption.

2. Income Taxes

Prior to March 1, 2016, the Company had elected to be included in the consolidated federal income tax return with Legg Mason and file separate state income tax returns. As a result of corporate restructuring to incorporate management equity plans into the Parent Company business model, the Company will file its own federal and state income tax returns beginning March 1, 2016. The Company's share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and taxes payable. The provision for federal income taxes is determined as if the Company filed a separate return for the entire year. The provision for income taxes (benefit) consists of:

Federal	$ 183,332
State	6,632
	$ 189,964

The Company's effective income tax rate differs from the statutory federal tax rate as a result of state income taxes.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The following deferred tax assets and valuation allowances relating to loss carry forwards have been recorded at March 31, 2016.

Deferred Tax Assets:

U.S. state net operating loss carryover[1]	$41,541
U.S. state capital loss carryover	
Total deferred tax assets	41,541
U.S. state valuation allowance	
Total Deferred tax assets	$41,541

(1) The state net operating loss carry forward relates to Royce's allocated portion of state net operating losses due to consolidated filings with the Parent Company.

Deferred tax assets and (liabilities) are classified as follows at March 31, 2016:

Net non-current deferred tax asset	41,541
Net deferred tax (liability)	$ 41,541

The Company has determined that it has no material uncertain tax positions for the year ended March 31, 2016. The consolidated federal returns filed by the Parent and the separate state returns filed by the Company are subject to examination by the respective tax authorities. The following tax years remain open for each of the more significant jurisdictions where the Company is subject to income tax: after fiscal year 2014 for U.S. federal tax returns and after fiscal year 2008 for New York state and city returns.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 1500%). Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2016, the Company had net capital of $4,630,200 which was $4,493,636 in excess of required capital of $136,564. The Company's percentage of aggregate indebtedness to net capital was 44.2%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(1) of Rule 15c3-3 allows for this exemption because the company's business is limited to the distribution of mutual funds.

4. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

5. Related Party Transactions

The Company has an expense sharing agreement with the Parent whereby the Parent assumes expenses on behalf the Company. During the fiscal year ended March 31, 2016 the company assumed $2,557,211 of expenses.

As described in Note 2, the Company's income taxes are reported as part of the Legg Mason consolidated federal and certain state income tax returns. Legg Mason also files other separate state income tax returns on behalf of the Company. The Company settles with Legg Mason for any federal or state income tax payments or receipts relating to the Company on a quarterly basis.

6. Subsequent Events

The Company has evaluated all subsequent events through May 23, 2016, the issuance date of the financial statements

SUPPLEMENTAL SCHEDULES

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Stockholder's Equity			$ 5,267,294
Deductions and/or charges			
Other receivables			
Other assets	$ 395,580		
Total non-allowable assets	241,514		
Other deductions and/or charges		$ 637,094	
Total deductions and/or charges		0	637,094
Net capital before haircuts on securities positions			4,630,200
Haircuts on securities positions			0
Net capital			4,630,200
Computation of basic aggregate indebtedness and net capital requirement			
Computed net capital required (6-2/3% of total Aggregate indebtedness)		$136,564	
Minimum dollar net capital requirement		5,000	
Net capital requirement			136,564
Excess net capital			$ 4,493,636
Total aggregate indebtedness			$ 2,048,460
Percentage of aggregate indebtedness to net capital			44.2%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, Inc. and included in its amended Part IIA FOCUS filing as of May 23, 2016.